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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. 45)*

Food Technology Service, Inc.
(formerly Vindicator, Inc.)

(Name of Issuer)

Common Shares, $0.01 Par Value

(Title of Class of Securities)

344798103

(CUSIP Number)

Neil J. Gotfrit, Esq.
MDS Nordion, a division of MDS (Canada) Inc.
(a successor of MDS Nordion Inc.) ("MDS Nordion")
447 March Road
Ottawa, Ontario, Canada K2K 1X8

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

November 15, 2005

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Persons who respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

CUSIP No. 344798103			Page 1 of 5

1.	Name of Reporting Person: MDS Nordion		I.R.S. Identification Nos. of above persons (entities only):

2.	Check the Appropriate Box if a Member of a Group (See Instructions):
	(a)	☐
	(b)	☐

3.	SEC Use Only:

4.	Source of Funds (See Instructions): WC & Affiliate

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e): ☐

6.	Citizenship or Place of Organization: Ontario, Canada

Number of Shares Beneficially Owned by Each Reporting Person With
		7.	Sole Voting Power:

		8.	Shared Voting Power: 3,706,997

		9.	Sole Dispositive Power:

		10.	Shared Dispositive Power: 3,706,997

11.	Aggregate Amount Beneficially Owned by Each Reporting Person: 3,706,997

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions): ☐

13.	Percent of Class Represented by Amount in Row (11): 32.28%

14.	Type of Reporting Person (See Instructions): CO

2

CUSIP No. 344798103			Page 2 of 5

1.	Name of Reporting Person: Laboratoires MDS Quebec Ltée		I.R.S. Identification Nos. of above persons (entities only):

2.	Check the Appropriate Box if a Member of a Group (See Instructions):
	(a)	☐
	(b)	☐

3.	SEC Use Only:

4.	Source of Funds (See Instructions): Affiliate

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e): ☐

6.	Citizenship or Place of Organization: Quebec, Canada

Number of Shares Beneficially Owned by Each Reporting Person With
		7.	Sole Voting Power:

		8.	Shared Voting Power: 3,706,997

		9.	Sole Dispositive Power:

		10.	Shared Dispositive Power: 3,706,997

11.	Aggregate Amount Beneficially Owned by Each Reporting Person: 3,706,997

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions): ☐

13.	Percent of Class Represented by Amount in Row (11): 32.28%

14.	Type of Reporting Person (See Instructions): CO

3

CUSIP No. 344798103			Page 3 of 5

1.	Name of Reporting Person: MDS INC.		I.R.S. Identification Nos. of above persons (entities only):

2.	Check the Appropriate Box if a Member of a Group (See Instructions):
	(a)	☐
	(b)	☐

3.	SEC Use Only:

4.	Source of Funds (See Instructions): WC & Affiliate

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e): ☐

6.	Citizenship or Place of Organization: Ontario, Canada

Number of Shares Beneficially Owned by Each Reporting Person With
		7.	Sole Voting Power:

		8.	Shared Voting Power: 3,706,997

		9.	Sole Dispositive Power:

		10.	Shared Dispositive Power: 3,706,997

11.	Aggregate Amount Beneficially Owned by Each Reporting Person: 3,706,997

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions): ☐

13.	Percent of Class Represented by Amount in Row (11): 32.28%

14.	Type of Reporting Person (See Instructions): CO

4

Item 1.	Security and Issuer

Shares of Common Stock, $0.01 par value
Food Technology Service, Inc.
502 Prairie Mine Road
Mulberry, Florida 33860 USA

Item 2.	Identity and Background

N/A

Item 3.	Source and Amount of Funds or Other Consideration.

N/A

Item 4.	Purpose of Transaction

Item 4 is hereby amended.

FTSI has incurred indebtedness to MDS Nordion. A portion of that indebtedness, namely $363,184US (the “Convertible Indebtedness”) is convertible into common shares of FTSI at 70% of the closing price of the last trade date prior to the date of exercise of the conversion right.

Since the 13D Amendment 44, filed with the SEC in March, 2005, (which calculated the beneficially owned shares based on the closing share price on March 22, 2005 i.e., 70% of $1.16 or $0.812) the closing share price of FTSI decreased to $1.08 as of November 15, 2005. The conversion price therefore on November 15, 2005 is $0.7560 (70% of $1.08).

At the close of business on November 15, 2005, Nordion beneficially owned 3,706,997 shares of stock, which constitutes approximately 32.28% of the outstanding shares of FTSI. The number of shares beneficially owned as of November 15, 2005 has been computed by aggregating (i) the number of shares that Nordion actually owns minus 100,000 shares sold by private sale by MDS Nordion effective November 15, 2005; and (ii) the number of shares into which Nordion could elect to convert the Convertible Indebtedness on the basis of the closing price on November 15, 2005 (i.e., 70% of $1.08) or 480,415 shares. Pursuant to publicly available information 11,001,000 shares of Food Technology Service Inc. were issued and outstanding as of November 15, 2005.

Item 5.	Interest in Securities of the Issuer

See Item 4 and 6.

Item 6.	Contracts, Arrangements, Understanding or Relationships with Respect to Securities of the Issuer.

By Letter Agreement dated November 15, 2005, MDS Nordion extended its waiver of right of conversion of interest accruing on FTSI Convertible Indebtedness to January 1, 2007.

Item 7.	Materials to be filed as Exhibits

N/A

SIGNATURE

After reasonable inquiry and to the best of its knowledge and belief the undersigned certify that the information set forth in this statement is true and correct.

Dated: November 16, 2005

MDS NORDION, a division of MDS (Canada) Inc.

	By:	/s/ Neil J. Gotfrit

	Name:	Neil J. Gotfrit
	Title:	Associate General Counsel & Secretary

MDS INC.

	By:	/s/ Peter E. Brent

	Name:	Peter E. Brent
	Title:	Senior Vice President & General Counsel & Corporate Secretary

LABORATOIRES MDS QUEBEC LTEE.

	By:	/s/ Peter E. Brent

	Name:	Peter E. Brent
	Title:	Vice President & Corporate Secretary